Exhibit 19.1

BENITEC BIOPHARMA INC.

INSIDER TRADING POLICY

(ADOPTED EFFECTIVE AS OF APRIL 14, 2020, AND

AMENDED EFFECTIVE AS OF MAY 5, 2021, DECEMBER 19, 2022, MAY 10, 2023, AND JUNE 26, 2024)

The following is the Insider Trading Policy (this “Policy”) of Benitec Biopharma Inc. and each subsidiary of Benitec Biopharma Inc. (collectively, “Benitec” or the “Company”). This Policy covers all Benitec personnel, which includes (1) employees, including officers of the Company, (2) members of the Board of Directors (the “Board”), and (3) consultants or independent contractors whose business relationship with Benitec provides access to Material Nonpublic information regarding Benitec (collectively for individuals in (3), “Representatives” or individually in (3), a “Representative”). This Policy also applies to any family member who lives in the same household of a person covered by this Policy, and also applies to trusts, investment funds or other entities in which such persons have a beneficial interest or over which such persons have the power to dispose or direct the disposition of securities held by the entity, unless specifically exempted by this insider trading policy. Definitions of the capitalized terms in this Policy are provided in Section VII.

I.	Reasons for this Policy

Individuals found to have violated insider trading laws face civil penalties of up to three times the profit gained or loss avoided by reason of their violation. A criminal fine of up to $5 million and a term of up to 20 years in jail may be imposed in the event of a willful violation. Benitec and its officers and members of the Board could also face significant penalties for failing to take steps to prevent violations by Benitec personnel.

In addition, violations of insider trading laws can result in significant expense to Benitec in connection with investigations by regulators or criminal authorities, and can cause the public and the securities markets to lose confidence in Benitec and its securities. This could substantially harm Benitec and its stockholders.

II.	Prohibited Insider Trading and Disclosure of Material Nonpublic Information

All employees, members of the Board and Representatives of the Company are prohibited from buying or selling any Security of the Company or any entity with which the Company has direct or indirect business dealings (together with the stock or other securities of the Company, “Covered Securities”) (or the securities of any other company as prohibited by relevant law), while in possession of Material Nonpublic information about such entity that has been obtained by reason of the person’s employment by, or association with, the Company, regardless of whether the trading window is open or closed (“Insider Trading”).

In addition, all employees, members of the Board and Representatives of the Company are prohibited from disclosing Material Nonpublic information about the Company and/or an entity with which the Company has direct or indirect business dealings or that is otherwise confidential that has been obtained by reason of the person’s employment by, or association with, the Company to other persons, including colleagues within the Company, friends and family. This prohibition also includes making recommendations or expressing opinions as to trading in any such entity on the basis of such Material Nonpublic information. However, Material Nonpublic information may be disclosed to certain persons for the express purpose of performing an authorized act or service necessary to the Company in accordance with the Company’s policies, such as to colleagues within the Company whose jobs require them to have such information and accountants, attorneys and other persons who hold a duty of trust and confidence with the Company.

The entity referred to in this Section II may be the Company or any other entity with which the Company directly or indirectly does business or is directly or indirectly involved in a business relationship, such as a customer, supplier, strategic partner or potential merger partner.

III.	Specific Procedures Applicable to All Personnel

The following procedures are also considered part of this Policy and your compliance with them is required.

A. All employees, members of the Board and Representatives are prohibited from providing Material Nonpublic information to or assisting so-called “expert networks,” Market Professionals or other similar entities to obtain Material Nonpublic information regarding Benitec and/or Benitec’s customers, suppliers, strategic partners or others with whom Benitec has a business relationship in order to trade in Covered Securities or provide information to other third parties who trade in Covered Securities. However, authorized disclosure of Material Nonpublic information to Market Professionals pursuant to the Company’s corporate disclosure policies will not be in violation of this Section III.A.

B. In addition to the general prohibition on Insider Trading set forth in this policy, you must observe the following “Blackout Periods”:

1. No employee, member of the Board or Representative may engage in a transaction (purchase or sale) in Benitec securities following the last day of the third calendar month of each fiscal quarter through the close of business on the second full trading day after the Company’s financial results for such quarter are subject to Public Disclosure. For example during a period with no federal holidays or days when the Company’s principal trading market is closed, if the Company announces financial results before the markets open on Thursday morning, the Blackout Period will end, and trading may commence, when the markets open on the following Monday morning.

2. In addition, the Company may, from time to time, issue instructions advising designated personnel who are (or may be) in possession of Material Nonpublic information relating to the Company that they may not for designated periods buy or sell securities of the Company, or that no such securities may be traded without the prior approval of the Executive Director of the Company (together with the Company’s Chief Executive Officer and, if one has been appointed, its General Counsel or Chief Financial Officer, the “Authorized Officers”) or, if one has been appointed, the Company’s , even if such transactions would otherwise occur during an open trading window.

C. If you are a Section 16 Officer, a member of the Board or a Key Employee (as such may be designated in writing by an Authorized Officer from time to time and which designation shall continue until terminated in writing by an Authorized Officer (such a designated person, a “Key Employee”), you must inform and receive approval from an Authorized Officer two business days before the trade date (or such shorter period as is approved by an Authorized Officer, as evidenced by his or her approval of the trade in question) whenever you intend to execute a trade in Benitec securities, including entering into, modifying or terminating a Qualified Selling Plan and the placing of limit orders. At the time of executing a trade in Benitec securities, you will be responsible for determining that you are not in possession of, and do not have access to, Material Nonpublic information, and for verifying that Benitec has not imposed any restrictions on your ability to engage in trades. Generally, approval to execute such a trade will be granted subject to a specified time limit within which the trade must be executed. If no time limit is specified, then the approval will expire at the close of The Nasdaq Capital Market (or such other exchange or over-the-counter market on which the Company’s securities are then principally traded) on the last trading day of the week in which approval was given. The obligation to obtain prior approval is not required for trading activities by an entity that is managed by a registered investment adviser, as defined under the Investment Advisers Act of 1940, where such trading activities are controlled or influenced by one or more employees, members of the Board or Representatives of the Company (such entity managed by a registered investment advisor, a “Controlled Exempted Entity”).

D. No employee, member of the Board or Representative may engage in Benitec securities transactions of a speculative nature at any time, including, but not limited to, put options, margining Benitec securities, or otherwise pledging Benitec securities as collateral or entering into any other hedging transactions. You are also prohibited at all times from short-selling Benitec common stock or engaging in transactions involving Benitec-based Derivative Securities. This prohibition includes, but is not limited to, trading in Benitec-based put or call option contracts, transacting in straddles, and the like. However, as indicated below, you are not prohibited from receiving and exercising options, restricted stock units, stock appreciation rights or other Derivative Securities granted under Benitec’s employee stock option or equity incentive plans (provided that any open-market purchase or sale effected in connection with such exercise or other transaction remains subject to this Policy). This provision shall not apply to a Controlled Exempted Entity, subject to the restrictions on such entity pursuant to applicable law.

E. If you have placed a limit order or open instruction to buy or sell Benitec securities, you bear the responsibility for cancelling such instructions immediately in the event restrictions are imposed on your ability to trade, whether because of your possession of Material Nonpublic information or the imposition or effectiveness of a Blackout Period or other trading restriction.

F. Transactions that would otherwise be prohibited by this Policy are allowed if they are made pursuant to a Qualified Selling Plan, provided that Section IV shall still apply. Any Qualified Selling Plan must be delivered promptly to an Authorized Officer of the Company. The Company reserves the right to disclose publicly the terms of any Qualified Selling Plan.

G. This policy does not prohibit the following “Non-Market Transactions”:

1. Exercise of a stock option (without subsequent or contemporaneous sale, including a sale executed by a broker to facilitate a “cashless exercise”) under a Benitec stock incentive plan, including a transaction in which the Company withholds shares of stock to satisfy tax withholding requirements or in satisfaction of the exercise price, provided there is no sale of stock.

2. Acquisition of shares under a Benitec employee stock purchase plan without a subsequent sale of the shares.

3. Vesting of restricted stock, or the exercise of a tax withholding right pursuant to which an election is made to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock or the vesting or exercise of any stock option.

4. Bona fide gifts of securities, unless the person making the gift has reason to believe that the recipient intends to sell the Company’s securities (i) while such person is aware of Material Nonpublic information or (ii) during a current closed trading period. Whether a gift is bona fide will depend on the circumstances surrounding each gift, including, but not limited to, the donor’s relationship with the recipient and the nature of the tax benefit of the donor. If you are uncertain as to whether a gift is bona fide, you should contact an Authorized Officer of the Company for clarification. Section 16 Officers and members of the Board must comply with the pre-clearance procedures set forth in this policy.

5. A specific, non-market transaction approved in writing in advance by an Authorized Officer of the Company.

H. If you receive an outside request for information, comments or interviews (other than routine product inquiries) that may result in the dissemination of Material Nonpublic information, you must direct the request to an Authorized Officer so that an authorized spokesperson of the Company may determine whether or how to respond to the request consistent with the Company’s corporate disclosure policies.

IV.	Additional Procedures Applicable to Section 16 Officers and Members of the Board

Before any Section 16 Officer or member of the Board (but not a Controlled Exempted Entity) may purchase or sell any Company securities, he or she is required to contact an Authorized Officer regarding (i) compliance with Rule 144, if required; and (ii) the preparation of the requisite Form 4 to be filed with the U.S. Securities and Exchange Commission (the “SEC”). The Authorized Officer will assist in completing the Form 4 and will file it on your behalf with the SEC, if requested. However, the completion and filing of the Form 4 is the responsibility of the Section 16 Officer or member of the Board alone.

V.	Additional Guidance for All Personnel

A. With respect to Material Nonpublic information of the Company, this Policy applies to you regardless of how you become aware of the information. By way of example, if you are an administrative assistant and you have learned that a large order or contract has just been received by Benitec from Company A, or that an acquisition of Company B by Benitec is about to occur, you are prohibited from trading in Benitec securities until after Public Disclosure of the news. When you are in possession of Material Nonpublic information of the Company, you have a duty to the Company to keep that information confidential and not to use it for your personal benefit, or the personal benefit of anyone else by trading in relevant Covered Securities.

B. With respect to Material Nonpublic information concerning another entity with which the Company is doing business, this Policy applies to you if you became aware of the information about the other entity by reason of your affiliation with Benitec. In the example above, you would not be able to trade in the securities of Company A or Company B until after Public Disclosure of the news.

C. If you are aware of Material Nonpublic information about Benitec, the prohibition against trading in Benitec securities applies to you even if the trading window is otherwise open.

D. If you have any questions as to whether any information you have is Material or Nonpublic, you should contact an Authorized Officer of the Company for clarification.

E. If you believe you may be regarded as being aware of Material Nonpublic information and you are contemplating a transaction in Benitec securities, you must contact an Authorized Officer prior to executing the transaction to determine if you may properly proceed. Section 16 Officers and members of the Board should be particularly careful (and must also comply with Section III.C hereof regarding pre-approval), since avoiding even the appearance of engaging in improper securities transactions is important.

F. Determining whether information is Material is not always easy, but a good rule of thumb is that if the information would make you more inclined to buy or sell an entity’s stock or is likely to affect the Company’s stock price, whether positive or negative, you should consider it to be Material.

G. There are no exceptions to this Policy. One of Benitec’s responsibilities as a public company is to enforce this Policy. Except as specifically permitted by this Policy (for example, in the case of Non-Market Transactions and transactions pursuant to a Qualified Selling Plan), you must refrain from a transaction even if you planned or committed to the transaction before you came into possession of the Material Nonpublic information, regardless of the economic loss that you believe you might suffer as a consequence of not trading. Also, if you are in possession of Material Nonpublic information, it does not matter that publicly disclosed information might provide an independent basis for engaging in the transaction. Except as specifically permitted by this Policy, you simply cannot trade in Covered Securities while in possession of Material Nonpublic information about the Company or about other companies with which the Company has direct or indirect business dealings or as otherwise prohibited by relevant law.

H. There are no dollar limits on the size of a transaction that will trigger insider trading liability or a violation of this Policy. The SEC and Department of Justice have pursued relatively small trades, and the Company does not permit any Insider Trading, even if the trades involved are for low-dollar amounts. In addition, you can be subject to civil and criminal penalties even if you did not profit from disclosing or advising on Material Nonpublic information.

I. You should beware of anyone who appears to be pressing you for Nonpublic information of any kind about the Company, even if you do not believe that the information, standing alone, is Material, particularly if the person is offering you anything of value in exchange. Securities traders employ many means, including so-called “expert networks,” to try to extract confidential information from employees at all levels of a company. Remember that Nonpublic information may only be disclosed by persons specifically authorized to discuss it.

J. This Policy also applies to former employees and former members of the Board of Benitec, with respect to Material Nonpublic information of the Company or concerning another entity with which the Company is doing business, which was learned by reason of the former employee’s or former Board member’s prior affiliation with Benitec.

VI.	Consequences for Violations of this Policy

Failure to comply with this Policy could result in a serious violation of federal, state and foreign securities laws by you and/or Benitec, and can subject you to civil and criminal penalties. In addition to any criminal or civil penalties prescribed by law, violation of this Policy constitutes grounds for dismissal, personnel action up to and including termination of employment or, with respect to Representatives, termination of any relationship with the Company.

VII.	Definitions

“Derivative Securities” are options, warrants, restricted stock units, stock appreciation rights or similar rights whose value is derived from the value of an equity security, such as Benitec common stock.

“Insider” is a person who is in possession of Material Nonpublic information concerning Benitec or another entity by reason of his or her affiliation with Benitec. This includes employees, members of the Board and Representatives. For purposes of this Policy, any family member who lives in the same household as an Insider is also considered an Insider.

“Market Professional” is any person who is, or is associated with (i) a broker or dealer of securities, (ii) investment advisers or certain institutional investment managers, and (iii) investment companies, hedge funds and affiliated persons. These categories include sell-side analysts, buy-side analysts, large institutional investment managers and other market professionals who may be likely to trade on the basis of selectively disclosed information.

“Material” information is information that a reasonable investor would consider important in deciding whether to buy, hold or sell securities. Although it is not always easy to determine whether information is Material and it is not possible to define all categories of Material information, the following types of information are typically regarded as Material:

•	Net sales, including net sales growth rates and projections;

•

Gross profit and EBITDA margins (and similar metrics, including non-GAAP metrics such as Adjusted EBITDA, Adjusted Operating Income, and Adjusted Net Income) including projections of same or margins regarding same;

•	Earnings, including estimates on future earnings;

•

Information, whether positive or negative, regarding any studies of the Company’s current or potential treatments or other products, whether or not a formal, final, preliminary, tentative or other result or conclusion;

•	Potential mergers, acquisitions, tender offers, joint ventures, or changes in assets;

•	Developments regarding customers, retailers, suppliers or strategic partners (including the acquisition or loss of an important customer, contract or relationship);

•	Product introductions by the Company or its competitors;

•	Changes in senior management;

•	Cyber security or privacy breaches impacting the Company, its employees, customers or others;

•	Changes in compensation policy;

•	A change in auditors or auditor notification that the Company may no longer rely on an audit report;

•

Financings and other events regarding the Company’s securities (e.g., defaults on debt securities, calls of securities for redemption, repurchase plans, stock splits, proposed or actual public or private sales of securities by the Company);

•	Sales or registration of securities on behalf of selling stockholders of the Company;

•	Significant litigation, or significant events in already pending litigation;

•	Bankruptcy, corporate restructuring or receivership; and

•	Any factor that would cause the Company’s financial results to be substantially different from the Company’s publicly announced projections or analyst estimates.

Material information is not restricted to information relating only to the Company. Material information could be information relating to any other entity with which the Company directly does business or is involved in a direct business relationship, such as a customer, strategic partner or potential merger partner.

“Nonpublic information” is information that has not been subjected to Public Disclosure by the Company.

“Public Disclosure” or “Publicly Disclosed” means a communication or series of communications calculated to reach the general public, such as a press release widely disseminated over a national wire service, a Form 8-K or other filing with the SEC, or a public webcast or conference call presentation. Disclosure to a large group of financial analysts, other Market Professionals or investors, or comments made in interviews or via social media generally do not constitute Public Disclosure. Generally, Public Disclosure will be deemed to have been accomplished at the close of business on the second full trading day after such information is publicly disclosed in a manner described above.

“Qualified Selling Plan” is a written plan adopted by an employee or member of the Board for selling Benitec securities that meets each of the following requirements: (1) The plan is adopted during a period when the quarterly window is open and no other trading restrictions have been imposed; (2) the plan is adopted during a period when the individual is not in possession of Material Nonpublic information; (3) selling under the plan does not commence until after at least the completion of a “cooling off” period as required by § 240.10b5-1 of the Code of Federal Regulations (“Rule 10b5-1”), of at least the later of 90 days or two days after the filing of the Company’s Form 10-Q or Form 10-K for the quarter when the plan is entered into (but will not be required to be more than 120 days); (4) the plan is adhered to strictly; (5) the plan either (a) specifies the amount of securities to be sold and the date on which the securities are to be sold, (b) includes a written formula or algorithm, or computer program, for determining the amount of securities to be sold and the price at which and the date on which the securities are to be purchased or sold, or (c) does not permit any Insider to exercise any subsequent influence over how, when, or whether to effect sales; provided, in addition, that any other person who, pursuant to the contract, instruction, or plan, did exercise such influence must not have been aware of the Material Nonpublic information when doing so; (6) at the time it is adopted the plan conforms to all other applicable requirements of Rule 10b5-1 (or any successor rule or regulation) as then in effect; and (7) the plan has been approved by an Authorized Officer of the Company.

“Security” includes common stock, options, warrants, restricted stock, restricted stock units, stock appreciation rights, debentures and all other securities of an entity the value of which is related to or derived from an entity’s common stock.

BENITEC BIOPHARMA INC.

ACKNOWLEDGMENT

Please sign below acknowledging that you have read and agree to abide by Benitec’s Insider Trading Policy.

* * * * * * * * * * *

I received, reviewed and agree to be bound by Benitec’s Insider Trading Policy.

Dated:
Signature

Name (Please Print)

Return this Acknowledgment to the Talent Team.